			Exhibit 12

SWIFT ENERGY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

	2009	2010	2011	2012	2013

GROSS G&A	69,987	73,268	87,826	89,344	89,197
NET G&A	34,046	36,359	45,362	46,778	45,802
INTEREST EXPENSE, NET	30,663	33,437	35,566	57,303	69,382
RENTAL & LEASE EXPENSE	3,973	5,181	5,642	5,636	6,046
INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME
TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	(64,617)	74,308	135,104	36,578	(25,805)
CAPITALIZED INTEREST	6,107	7,408	7,667	7,890	7,223

CALCULATED DATA

EXPENSED OR NON-CAPITAL G&A (%)	48.65%	49.62%	51.65%	52.36%	51.35%
NON-CAPITAL RENT EXPENSE	1,933	2,571	2,914	2,951	3,105
1/3 NON-CAPITAL RENT EXPENSE	644	857	971	984	1,035
FIXED CHARGES	37,414	41,702	44,204	66,177	77,640
EARNINGS	(33,310)	108,602	171,641	94,865	44,612

RATIO OF EARNINGS TO FIXED CHARGES	---	2.60	3.88	1.43	0.57

Amount needed for a "break-even" ratio earnings	70,724

For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes and cumulative effect of change in accounting principle before interest expense, net, and that portion of rental expense deemed to be the equivalent of interest. Due to the $79.3 million non-cash charge incurred in the first quarter of 2009 caused by a write-down in the carrying value of oil and gas properties, 2009 earnings were insufficient by $70.7 million to cover fixed charges.